# CONVERTIBLE PROMISSORY NOTE

$_____                                                    _____, ____

For value received, **Southeastern Roast and Brewery L.L.C.** *("Payor")*, a limited liability company formed in Washington, District of Columbia *("D.C.")* promises to pay to _____ or its assigns (*"Holder"*) the principal sum of _____ **dollars ($_____)**, or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at the rate of three percent (3%) per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1.      This note (the *"Note"*) is issued pursuant to the terms of that certain Convertible Note Purchase Agreement (the *"Agreement"*), dated as of _____, by and between Payor and Holder. All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement shall be referred to herein as the *"Notes."*

2.      All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to principal.

3.      In the event Payor commences an offering to issue and sell its Equity Securities (as defined below) to investors (the *"Investors"*) on or before December 31, 2023 (the *"Maturity Date"*) with the principal purpose of raising capital (a *"Qualified Financing"*), then the outstanding principal balance of this Note shall automatically convert into Equity Securities at a five percent (5%) discount from the price paid by Investors in the Qualified Financing. Other than the purchase price, this Note shall convert into equity on the same terms and conditions given to the Investors in the Qualified Financing.

At Payor's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to Holder in cash or converted into equity in the same manner as principal.

For purposes of this Note, the term *"Equity Securities"* shall mean Payor's preferred equity interests that have substantially the same terms as the preferred units described in the Appendix hereto and that are sold in a Qualified Financing following the date hereof, except that such defined term shall not include any security granted, issued and/or sold by Payor to any employee or consultant in such capacity, and provided that if Payor merges or converts into a different form of entity, Payor shall, in its sole and absolute discretion, modify the terms of the Equity Securities so that such terms are compatible with the new entity form.

4.      In the event of a Change of Control (as defined below), Holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding

or, if no such preferred equity interests are outstanding, nonpreferred equity interests of the surviving entity outstanding, at a 5% discount. The terms of nonpreferred or preferred equity interests issuable to Holder upon a Change of Control are not yet determined, and for the avoidance of doubt, Company has no obligation to offer such equity interests on the same or similar terms as those discussed in the Appendix hereto or on any other particular terms.

*"Change of Control"* is defined as follows: (i) any person becomes the beneficial owner of more than 50% of the outstanding voting securities of Payor having the right to vote for the election of members of the governing body; (ii) any reorganization, merger, or consolidation of Payor, other than a transaction or series of related transactions in which the holders of the voting securities of Payor outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Payor or such other surviving or resulting entity; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of Payor.

For the avoidance of doubt, Change of Control shall not mean the Payor's statutory conversion or merger into a different form of entity.

5. If no Qualified Financing or Change of Control has occurred before or on the Maturity Date, any outstanding principal shall automatically convert into the most senior series of preferred equity interests of the Payor, which preferred equity interests shall have substantially the same terms as the terms of the preferred units described in the Appendix hereto (provided that if Payor merges or converts into a different form of entity, Payor shall, in its sole and absolute discretion, modify the terms of such preferred equity interests so that such terms are compatible with the new entity form), or if the Payor is not at that time authorized to issue any preferred equity interests, nonpreferred equity interests of the Payor, in either case at a pre-money valuation of $6 million. Such payment or conversion shall occur within 90 days after the Maturity Date.

At Payor's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to Holder in cash or converted into equity in the same manner as principal.

6. No fractional equity interests shall be issued upon conversion of this Note. In lieu of any fractional equity interests to which Holder would otherwise be entitled, the number of equity interests issuable shall be rounded down to the next whole number and Payor shall, in lieu of issuance of any fractional equity interest, pay to Holder a sum in cash equal to the fair market value, as determined in good faith by Payor's manager, member(s), Board of Directors, or other governing body, of any fractional equity interest.

7. Payor shall have the right to prepay the principal on the Note, in whole or in part, only with the prior written consent of Holder.

8. All prepayments shall be applied first to interest and then to principal. Payor shall have the absolute right to prepay accrued interest at any time during the term of the Note.

9.      If there shall be any Event of Default hereunder, at the option and upon the declaration of Holder and upon written notice to Payor (which election and notice shall not be required in the case of an Event of Default under Section 9(b) or 9(c)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an *"Event of Default"*:

(a)      Payor shall default in its performance of any covenant under the Agreement;

(b)      Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)      An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor).

10.      This Note shall be subordinated to all indebtedness of Payor to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money (*"Senior Debt"*). Payor hereby agrees, and by accepting this Note, Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the *"Senior Creditors"*) to Payor that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a *"Default Notice"*), Payor will not make, and Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit Holder from receiving and retaining any payment hereunder unless and until Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into securities of Payor as provided elsewhere in this Note.

11.      This Note is unsecured.

12.      Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

13.      This Note shall be governed by and construed under the laws of D.C. (or the jurisdiction of any successor entity of the Payor), without giving effect to conflicts of laws principles.

14.      This Note may be amended by mutual agreement of the parties. In addition, all of the Notes may be amended with the written consent of Payor and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes (*"Majority in Interest"*); provided that no amendment or waiver which would alter or change the principal amount owing upon the Notes, or the rate of interest payable thereon, may be effective without the consent of all of the holders of the Notes. Notwithstanding the proviso in the previous sentence requiring unanimity to make a change to the principal amount owing or the interest rate, the remaining

conversion provisions set forth in the Note may be amended or waived by the Majority in Interest. Any amendment or waiver of any such term or condition hereof that is duly approved by the Majority in Interest shall be binding on all holders of the Notes.

15.     This Note may be assigned by the Payor to any successor entity of the Payor.  In the case of such an assignment, the successor entity shall assume all obligations under this Note and shall notify the Holder promptly of such assignment.

[Signature Page Follows]

**IN WITNESS WHEREOF**, Payor has caused this **CONVERTIBLE PROMISSORY NOTE** to be duly executed as of _____, _____.


**SOUTHEASTERN ROAST AND BREWERY L.L.C.**


By: _____
Name: Candice Schibli
Title: Sole Member


## Appendix

| | |
|---|---|
| Securities Offered: | Preferred units |
| Preferred Distributions: | Holders of preferred units (***"Preferred Members"***) will be entitled to receive annual noncumulative distributions, when, as, and if declared by the Manager, out of any funds and assets of Company legally available therefor.<br><br>In any year, unless each Preferred Member receives a distribution of at least five percent (5%) of the Original Issue Price (the ***"Base Preferred Distribution"***), no distribution shall be paid to holders of nonpreferred equity interests.<br><br>The *"**Original Issue Price**"* for a unit shall mean the price for which such unit was purchased.<br><br>Additional Preferred Distribution<br><br>In any year in which the Preferred Members receive the Base Preferred Distribution and holders of nonpreferred equity interests receive a distribution equal to that received by the Preferred Members, Preferred Members shall fully participate in any additional distributions paid to holders of nonpreferred equity interests on a per unit basis (for example, if holders of nonpreferred equity interests receive an additional distribution of five cents per unit, the Preferred Members shall also receive an additional distribution of five cents per unit). |
| Redemption: | Company reserves the right to redeem any or all, or any portion of, preferred units at any time. The Redemption Price, in the case of a redemption elected by Company, shall be equal to the greater of (a) the difference between (i) two times the Original Issue Price and (ii) the aggregate amount of distributions paid to the Preferred Member as of such time and (b) the sum of (i) the Original Issue Price and (ii) the amount of any distributions due to the Preferred Member but unpaid.<br><br>Following the second anniversary of the issuance his or her investment, a Preferred Member may request redemption of his or her units at a price equal to (a) if such request is made prior to the third anniversary of the Preferred Member's investment, 70 percent of the Original Issue Price; (b) if such request is made after the third but prior to the fourth anniversary of the Preferred Member's investment, 80 percent of the Original Issue Price; (c) if such request is made after the fourth but prior to the fifth anniversary of the Preferred Member's investment, 90 percent of the Original Issue Price; and (d) if such request is made after the fifth anniversary of the Preferred Member's investment, 100 percent of the Original Issue Price.<br><br>If the Manager determines that a requested redemption may impair Company's ability to operate effectively, the Manager may limit, |

| | |
|---|---|
| | postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes. |
| Liquidation preference (in the case of dissolution or sale): | After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of Company, liquidation proceeds shall be paid as follows: |
| | First, to Preferred Members up to a maximum of each such member's Original Issue Price; |
| | Second, to Company's founding member. |
| Voting rights: | Preferred units are nonvoting. |

If Company merges or converts into another form of entity, Company shall modify the terms in this Appendix at Company's sole and absolute discretion so that such terms are compatible with Company's new form.